

January 14, 2014

<u>Via E-mail</u>
Mr. John R. Peeler
Chief Executive Officer
Veeco Instruments, Inc.
Terminal Drive
Plainview, New York 11803

      Re: **Veeco Instruments, Inc.**
             Form 10-K for the Year Ended December 31, 2011
             Filed February 22, 2012
             Form 10-K for the Year Ended December 31, 2012
             Filed November 4, 2013
             File No. 000-16244

Dear Mr. Peeler:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin L. Vaughn

                    Kevin L. Vaughn
                    Accounting Branch Chief